SEC [barcode] ISSION

08027336

SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 67512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacGregor Global Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 North Michigan Avenue, Suite 1350
(No. and Street)

Chicago (City) Illinois (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Parsons (312) 274-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MACGREGOR GLOBAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Managing Member
MacGregor Global Investments, LLC

We have audited the accompanying statement of financial condition of MacGregor Global Investments, LLC as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MacGregor Global Investments, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 25, 2008

MACGREGOR GLOBAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 64,401
Consulting fees receivable	301,146
Securities owned at market value	30,356
Related party receivable	331,649
Other	249
TOTAL ASSETS	$ 727,801

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable	$ 12,374
Member's Capital	$ 715,427
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 727,801

The accompanying notes are an integral part of this financial statement.

MACGREGOR GLOBAL INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Illinois on August 4, 2006. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is consulting services.

Securities Owned - Securities positions are valued at market value and securities not readily marketable are valued at estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when purchased by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consulting Services Income – Consulting service fees are recognized when the services are performed and are billed to the client.

Concentration of Risk - The Company’s cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limits. Due to the strong credit rating of these financial institutions, the Company believes it is not exposed to any significant credit risk to cash.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is a limited liability company and is wholly owned by MacGregor Associates, LLC (Parent). The companies share office space, employees and other overhead expenses. In accordance to a written agreement, the Company has agreed to reimburse the Parent an amount equal to 30% of the costs that the Parent has incurred for these shared expenses. The expenses incurred to the Parent during the year ended December 31, 2007 pursuant to the agreement are as follows:

Expense	Amount
Compensation and related expenses	$ 57,675
Professional fees	7,364
Occupancy	6,188
Other expenses	12,952
Total	$ 84,179

During the audit year, additional funds were advanced to the Parent by the Company and at December 31, 2007, $331,649 was receivable from the Parent, as stated on the statement of financial condition. The Company may offset future expenses it incurs to the Parent against this amount.

NOTE 3 - INCOME TAXES

As a single member limited liability company, the company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual member of the Company.

NOTE 4 - SECURITIES OWNED

Securities owned consist entirely of an obligation of the United States Treasury due October 31, 2008 at the quoted market value of $30,356.

MACGREGOR GLOBAL INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and a net capital requirement of $82,327 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 15%.

NOTE 6 - CONCENTRATION OF CONSULTING SERVICES INCOME

For the year ended December 31, 2007, 97% of the consulting services revenue was derived from a single client.